HCB
BANCSHARES, INC.


PRESS RELEASE                                     FOR IMMEDIATE RELEASE
                                                  ---------------------
                                                  Contact: Cameron D. McKeel
                                                  Telephone No.: 870.836.6841
                                                  Facsimile No.: 870.836.2122
                                                  April 12, 2002


                  HCB BANCSHARES, INC. ANNOUNCES FINAL RESULTS
                                 OF TENDER OFFER

     Camden, Arkansas ... HCB Bancshares, Inc. (NASDAQSC: HCBB) announced today final results of the modified dutch auction tender offer that expired on Friday, April 5, 2002. Consistent with preliminary results released April 8, 2002, HCB Bancshares, Inc. will purchase all 306,765 shares tendered at the price of $14.75 per share. The value of the shares to be purchased is $4.5 million and the number of shares to be purchased represents approximately 16.2% of HCB Bancshares, Inc.'s 1,889,329 shares of common stock outstanding on April 12, 2002. After the transaction, there will be 1,582,564 shares of common stock outstanding.

     "We are pleased with the success of the tender offer," stated President and Chief Executive Officer Cameron D. McKeel. "At the price level at which the shares were repurchased, this transaction is accretive to earnings per share."

     HCB Bancshares, Inc. is the holding company for HEARTLAND Community Bank, which conducts business through its main office located in Camden, Arkansas and five branch offices located in Bryant, Camden, Fordyce, Monticello and Sheridan, Arkansas.